Exhibit 99.1

Nano Dimension Reiterates Its Strategic Plan to Build Significant Long-Term Value for ALL Nano Shareholders

Nano Urges Shareholders to Vote “FOR” ALL of Nano’s Proposals

Murchinson and Anson Continue to Try to Derail Nano’s Progress for Their Own Self-Serving Gains

Murchinson Already Has Two Representatives on Nano’s Board Based on Recent Court Ruling – VOTE to Protect Your Investment, Prevent Murchinson from Gaining Control of HALF the Nano Board, and Elect Directors Who Align with YOUR Best Interests

Act Fast! Voting Ends Sunday, December 1st, 2024, at 11:59 p.m. ET

Shareholders Should VOTE Today to Ensure Their Vote Is Counted – Some Brokers Have Earlier Cutoffs!

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Nov. 22, 2024 (GLOBE NEWSWIRE) – Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today issued a letter to shareholders in connection with the Company’s upcoming 2024 Annual General Meeting of Shareholders (“the Annual Meeting”). The letter highlights how Nano’s Board and management team have delivered on commitments made to shareholders over the past 12 months, including improving Nano’s business performance, executing a disciplined capital allocation plan, and instituting important corporate governance enhancements.

After years of attacking Nano and attempting to gain control of the Company, Murchinson Ltd. (“Murchinson”) STILL has NO plan for value creation and NO executable ideas. With two representatives on the Board already, shareholders must vote FOR Nano’s highly qualified nominees to prevent Murchinson from gaining control of half the Nano Board and executing its plans to liquidate the Company.

Nano’s Board urges shareholders to protect their investment and the Company's future by voting “FOR” ALL of Nano’s proposals. Votes must be received by 11:59 p.m. ET on Sunday, December 1, 2024. It is essential that shareholders vote as soon as possible – no matter how many or how few shares they own. Some brokers may have earlier deadlines, so shareholders are encouraged to VOTE TODAY to ensure their vote is counted.

Shareholders of record as of the close of business on October 22nd, 2024, are entitled to vote at the Annual Meeting, which will be held on Friday, December 6th, 2024, at 7:00 a.m. ET.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

The full text of the letter can be found below.

Nano Dimension Shareholders: Time Is Running Out.

VOTE to Protect Your Investment!

Dear Fellow Shareholder,

The deadline to vote in Nano Dimension Ltd.’s (“Nano” or the “Company”) 2024 Annual General Meeting is fast approaching on December 1, 2024 at 11:59 p.m. ET. Act TODAY to make sure your vote is counted – time is running out!

Your decision is critical to protect the future of your Company:

✓	Vote FOR ALL of Nano’s proposals, including our two director nominees who are critical to the oversight of our strategy, and the continued execution of our plan to build significant long-term value for all Nano shareholders

OR

×	Vote AGAINST Murchinson Ltd. (“Murchinson”) and Anson Advisors, Inc. (“Anson”) and their efforts to further stack our Board with their representatives, derail our progress and liquidate your Company for their own self-serving gains

The Facts Support Voting FOR NANO

Nano	Murchinson & Anson Faction
Executing a focused, multi-pronged growth strategy, comprised of transformational M&A and improvements in financial and operational performance to drive shareholder value	After years of attacking Nano and attempting to gain control of the Company, STILL has NO plan for value creation and NO executable ideas

Employs talented senior leadership and has highly qualified Board of Directors with diverse skills that align with and support our strategy	Has put forth two Board nominees – in addition to the two directors it already has on our Board – with dubious track records who bring NO additive skills, NO strategic plan and NO independence from Murchinson

Following a flexible capital allocation framework focused on investing in the business to drive value and has returned over $160 million via share buybacks since August 2022	Ultimately wants to liquidate the business to generate a return only for themselves and line their own pockets at the expense of other shareholders

Promises Made. Promises Delivered.

Since shareholders voted to support Nano’s Board of Directors and management team at last year’s Annual General Meeting, we have been delivering on the promises we made, executing our successful growth strategy to become a digital manufacturing leader and grow the value of your investment. Critical to the execution of our value-generating strategy are our two director nominees, experienced military leader General (Ret.) Michael X. Garrett and our seasoned CEO Yoav Stern – who, based on the recent court decision, is currently not a director and now stands for election.

With two of their directors already on the Nano Dimension Board, Murchinson, together with Anson, is trying to gain even more of a foothold to execute its VALUE DESTRUCTIVE plan. To support these efforts, Murchinson has opted to raise questions about alleged Nano relationships, making claims that are both baseless and untrue. This faction’s only objectives are to try to distract our leadership team, liquidate Nano, and line their own pockets with our cash reserves.

In contrast, our goal is to increase the long-term value of our Company – which, in turn, means growing your investment.

What We Promised	What We Delivered
Improved business performance	✓	29% organic revenue growth[i]
	✓	1300 bps increase in gross marginii
	✓	69% reduction in cash burniii
	✓	Clear path to profitability and long-term ROI
	✓	Continued outperformance relative to peers

Flexible and disciplined capital allocation plan	✓	Focused M&A at attractive multiples, including Markforged Ltd. (“Markforged”) and Desktop Metal Ltd. (“Desktop Metal”) acquisitions
	✓	Investing in R&D and go-to-market
	✓	Returned over $160 million to shareholders in share repurchases

Instituted important corporate governance enhancements	✓	Separate Chair and CEO roles
	✓	Reduced size of the Board from nine to eight directors
	✓	Continued Board refreshment with three new independent directors added since 2022

[i]	FY2023 vs. FY2022
[ii]	From 2022 to 2023
[iii]	From 1H23 to 1H24

Protect your investment – Vote FOR Nano’s Proposals and
AGAINST Murchinson’s Self-Interested Proposals

For most shareholders, the expected deadline to vote electronically will be 11:59 p.m. ET on December 1, 2024. Please vote as early as possible and follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada)

Or +1 (412) 232-3561 (all other countries).

About Nano Dimension Ltd.

Nano’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and AM 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). AM includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of AM.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements regarding benefits and advantages of the proposed transactions with Markforged and Desktop Metal, potential share buybacks, Nano’s path to profitability, future growth and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, Desktop Metal and Markforged, they are subject to various risks and uncertainties. The acquisitions of Markforged and Desktop Metal are subject to closing conditions, some of which are beyond the control of Nano, Desktop Metal or Markforged. Further, actual results, performance, or achievements of Nano, Desktop Metal or Markforged could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged’s annual report on Form 10-K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Markforged filed a definitive proxy statement with the SEC on November 13, 2024. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement has been mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Markforged and the proposed transaction, at the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Markforged will be available free of charge on Markforged’s website at https://investors.markforged.com/sec-filings.

Participants in the Solicitation

Nano Dimension, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano Dimension, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano Dimension’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024, and Markforged’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Nano Dimension or Markforged using the sources indicated above.

Nano Dimension Contacts

Investor:

Julien Lederman, VP Corporate Development
ir@nano-di.com

Media:

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com